BHP ANNOUNCES $715 MILLION RECORD QUARTER PROFIT

BHP Limited today announced a record quarterly profit of $715 million (after tax), an increase of 34 per cent or $181 million compared to the corresponding quarter ended 30 September 1999.

BHP Managing Director and CEO Paul Anderson said: "The financial result is encouraging and reflects our determination to optimise the operating performance of each of our businesses in order to fully capture the benefits of improved commodity prices.

"Significantly, we also progressed a number of major strategic objectives including the acquisition of QCT Resources Limited through our partnership with Mitsubishi Development Pty.Ltd., the spin-out of OneSteel Limited and opening of our new Shared Business Services centre in Adelaide, South Australia.

"We also committed to the US$1.0 billion Ohanet gas/condensate development in Algeria, announced development of the San Juan underground coal mine in New Mexico and reached agreement with Falconbridge Limited on the formation of a joint venture that may lead to development of the Gag nickel laterite project in Indonesia."

The result for the first quarter included a net profit impact from higher prices of $240 million compared to the corresponding quarter ended 30 September 1999 including significantly higher oil prices and improved copper, steel and iron ore prices.

Mr Anderson said: "However we cannot afford to adopt a "boom and bust" mentality. Volatility is a characteristic of our businesses. We manage this through a continued focus on improving the fundamental performance of our operations, utilising our diversity to reduce risk and maintaining a prudent capital structure. Peaks and troughs come and go, but we must continue to manage for the longer term."

Exchange rate movements, net of hedging, positively impacted the quarter result by $100 million compared to the corresponding period. Additionally the contribution from new operations was a net positive impact of $45 million compared to the quarter ended 30 September 1999 with profits from new Petroleum operations partly offset by losses from the Western Australia and Venezuela HBI plants.

Mr Anderson said: "As previously announced, we will consider the future of the Western Australia HBI plant at the end of this calendar year. Although we have made significant inroads with regard to the technical process, the commercial viability of this operation is yet to be demonstrated."

Lower volumes negatively impacted the result by $45 million reflecting lower petroleum sales due to the natural decline of the Bass Strait oil field and lower copper sales volumes due to the timing of copper concentrate shipments at Escondida and Ok Tedi.

Mr Anderson said: "Implementation of major business improvement programs such as the establishment of Shared Business Services and e-commerce purchasing will continue to increase our cost base during the 2001 financial year but will generate savings in future years."


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Nb: The BHP Board also announced an unfranked dividend of (25 cents) per share to be paid on 6 December 2000.

Further information can be found on our internet site: http://www.bhp.com

Contact:
MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 Mob: 61  419 546 245

INVESTOR RELATIONS
Robert Porter, Vice President Investor Relations
Ph: 61 3 9609 3540 Mob: 61  419 587 456

Candy Ramsey
BHP Investor Relations Houston
Ph: (713) 961-8640